==========================================================================

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
--------------------
FORM 11-K

(Mark One)

[x]      Annual Report pursuant to Section 15(d) of the Securities Exchange of
1934

For the fiscal year ended December 31, 2009

OR

[ ]      Transition Report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 [No Fee Required]

For the transition period from ______ to_______

Commission File Number 1-11416

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Consumer Portfolio Services, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

=========================================================================

REQUIRED INFORMATION

I.       Financial Statements.

         Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.

II.      Exhibits:

         Consent of Independent Registered Public Accounting Firm is filed herewith as Exhibit 23.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                         Consumer Portfolio Services, Inc. 401(k) Plan

Date:                                              By: /s/ Jeffrey P. Fritz
                                                       Jeffrey P. Fritz
                                                       Member, Administrative Committee

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Financial Statements and Supplemental Schedule

As of and for the Years Ended December 31, 2009 and 2008

(with Report of Independent Registered Public Accounting Firm Thereon)

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Benefits Committee
Consumer Portfolio Services, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                             /s/  HASKELL & WHITE LLP

June 24, 2010
Irvine, California

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008

	2009	2008
Investments, at fair value (Notes 2 and 3):
Interest bearing cash	$30,437	$8,538
Guaranteed interest account	2,443,358	3,218,267
Pooled separate accounts	8,398,747	6,264,965
Consumer Portfolio Services, Inc. common stock	735,108	220,070
Participant loans	519,924	664,938

Net assets available for benefits, at fair value	12,127,574	10,376,778

Adjustments from fair value to contract value for
fully benefit-responsive investment	(90,990)	167,992
Net assets available for benefits	$12,036,584	$10,544,770

See accompanying notes to financial statements.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Contributions:
Employees	$802,881	$1,300,097
Employer (Note 1)	-	665,563
Employees’ individual rollover	14,294	94,502
Total contributions	817,175	2,060,162

Investments (Notes 2, 3 and 4):
Interest	36,148	56,402
Interest at contract value	89,095	93,824
Net appreciation (depreciation) in fair value of pooled
separate accounts	1,936,207	(3,667,226)
Realized (loss) gain on sale of CPS, Inc. common stock	(162,276)	20,314
Unrealized gain (loss) of CPS, Inc. common stock	608,884	(1,437,444)
Investment expenses	(54,543)	(118,326)
Total investments	2,453,515	(5,052,456)
Total additions	3,270,690	(2,992,294)

Deductions from net assets attributed to:
Benefits paid to participants	(1,778,876)	(1,443,876)
Total deductions	(1,778,876)	(1,443,876)
Net increase (decrease)	1,491,814	(4,436,170)

Net assets available for benefits:

Beginning of year	10,544,770	14,980,940

End of year	$12,036,584	$10,544,770

See accompanying notes to financial statements.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(1)	Description of the Plan

The following description of the Consumer Portfolio Services, Inc. (the Plan Sponsor or CPS) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor’s common stock without regard to Section 407(a) of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2003 the Plan Sponsor adopted the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan.

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of the ERISA.

(b)	Administration of the Plan

The Plan is administered by the Human Resources Department (the Plan Administrator) of the Plan Sponsor. The Plan Administrator consults with the benefits administrative committee and other key management of the Plan Sponsor when managing the operations and the administration of the Plan.

The Plan is operated under an agreement which requires that MassMutual Retirement Services (MassMutual), as custodian and recordkeeper, holds and distributes the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

(c)	Basis of Presentation

Certain reclassifications have been made to the prior years’ financial statements in order to conform to the current year presentation. Such reclassifications are immaterial to both current and all previously issued financial statements taken as a whole and had no effect on previously issued changes in net assets available for benefits.

(d)	Contributions

Employees are eligible to participate in the Plan after completing 90 days of service.  In accordance with the Plan, participants may contribute up to 50% of their annual compensation.  Contributions are subject to certain limitations as defined in the Plan agreement as well as a maximum of $16,500 and $15,500 for the years ended December 31, 2009 and 2008, respectively, under the Internal Revenue Code (IRC) of 1986. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2009 and 2008

(1)	Description of the Plan (continued)

(d)	Contributions (continued)

The Plan Sponsor may make a discretionary matching contribution equal to a discretionary amount of each participant’s pretax contributions up to a maximum of $1,500.  Total discretionary matching contributions were $431,980 and $665,563 for the years ended December 31, 2009 and 2008, respectively. In accordance with the Plan Agreement, for the year ended December 31, 2009, $431,980 of employer matching contributions were made from the reallocation of forfeited accounts and therefore not included in the statement of changes in net assets available for benefits.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Plan Sponsor’s matching contributions, investment earnings and charged with an allocation of expenses and investment losses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.

(f)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement and upon termination for disability.

(g)	Investment Options

The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions in any of the investment options offered at the time.  Participants may change their investment options daily. Participants should refer to the investment literature provided by the Plan Sponsor for a complete description of the investment options and for the detailed composition of each investment fund.

(h)	Participants Loans

Participants may borrow from their fund accounts. Loan transactions are treated as transfers to and from participant investment funds. Loans are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance. A loan shall be repaid within five years, unless it is used for the purchase of a primary residence.

Participant loans are included in the statements of net assets available for plan benefits at their outstanding balances, which approximate fair value of the loans. The loans are payable through payroll deductions in installments of principal plus interest at rates between 4.25% and 9.25%, with final payments due between January 2010 and December 2022.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2009 and 2008

(1)           Description of the Plan (continued)

(i)	Payments of Benefits

Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant’s life expectancy. Benefits are recorded when paid.

(j)	Forfeited Accounts

Through December 31, 2002 forfeitures were applied to reduce any employer contribution.  Effective January 1, 2003, forfeitures attributable to matching contributions will be applied first to reduce expenses related to the administration of the Plan and then to reduce any employer contributions. As of December 31, 2009 and 2008, forfeited accounts totaled $263,890 and $692,129 respectively. The decrease in forfeitures from December 31, 2008 to December 31, 2009 was a result of the use of forfeitures to pay Plan administrative expenses and fund employer matching contributions during 2009. Prior to 2009, forfeitures had not been used to fund employer matching contributions.

(k)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Investments

Publicly traded securities are carried at fair value based on published market quotations. Shares of pooled separate accounts are valued at the net fair value of the underlying assets at year-end. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the date investments are sold during the year.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2009 and 2008

(2)	Significant Accounting Policies (continued)

(b)	Investments (continued)

In accordance with generally accepted accounting principles (GAAP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transaction under the terms of the Plan.  In the event that the underlying agreements in the Plan’s investments in fully benefit-responsive investment contracts are fully or partially terminated, participants will receive the liquidation value instead of the contract value. The Plan’s administrator does not anticipate the full or partial termination of such agreements in the foreseeable future. As required by GAAP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from a fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

(c)	Administrative Expenses

The Plan and the Plan Sponsor share in plan expenses.  Certain direct investment expenses, such as record keeping fees, brokerage fees and loan, withdrawal or distribution processing fees are deducted from participants’ accounts. During the years ended December 31, 2009 and 2008, $28,692 and $34,782, respectively, in Plan administrative expenses were paid through the use of forfeitures.

(d)	Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities to prepare these financial statements in conformity with GAAP. Accordingly, actual results may differ from those estimates.

(e)	Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification for financial statements issued for periods ending after September 15, 2009. The Plan adopted the new codification for financial reporting purposes as of and for the year ended December 31, 2009. The codification became the single authoritative source for GAAP. The Codification did not affect the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits as of and for the year ended December 31, 2009.

CONSUMER PORTFOLIO SERVICES, INC, 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2009 and 2008

(2)	Significant Accounting Policies (continued)

(e)	Recent Accounting Pronouncements

In May 2009, the FASB issued new standards for subsequent events, which established general standards of accounting for and disclosure of events that occur after the statement of net assets available for Plan benefits date but before financial statements are issued or are available to be issued. The new standards are effective for annual reporting periods ending after June 15, 2009. The Plan adopted the new standards for financial reporting purposes as of and for the year ended December 31, 2009. As these standards only require additional disclosures, the adoption did not have an impact on the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits as of and for the year ended December 31, 2009.

(3)	Investments

In accordance with GAAP, the Plan uses a hierarchy for measuring the fair value of all financial assets and liabilities that are being measured and reported at fair value on a recurring and non-recurring basis.  Fair value is measured in levels, which are described in more detail below, and are determined based on the observability and reliability of the assumptions used to determine fair value.

Level 1: Valuation for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Investments in the Plan are measured and reported at fair value on a recurring basis. The following tables show the balances of these assets based on their GAAP designated levels:

	As of December 31, 2009
	Total	Level 1	Level 2	Level 3

Pooled separate accounts	$8,398,747	$-	$8,398,747	$-
Guaranteed interest account	2,443,358	-	-	2,443,358
Participant loans	519,924	-	-	519,924
CPS, Inc. common stock	735,108	735,108	-	-
Interest bearing cash	30,437	30,437	-	-
Total	$12,127,574	$765,545	$8,398,747	$2,963,282

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2009 and 2008

(3)	Investments (continued)

	As of December 31, 2008
	Total	Level 1	Level 2	Level 3

Pooled separate accounts	$6,264,965	$-	$6,264,965	$-
Guaranteed interest account	3,218,267	-	-	3,218,267
Participant loans	664,938	-	-	664,938
CPS, Inc. common stock	220,070	220,070
Interest bearing cash	8,538	8,538	-	-
Total	$10,376,778	$228,608	$6,264,965	$3,883,205

The fair value of pooled separate accounts was determined based on the observable net asset value of the underlying investments. The fair value of participant loans approximates the carrying value. A reconciliation of the participant loans for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008

Beginning balance	$664,938	$670,428
Principal distributions	(17,058)	3,496
Principal payments	(326,664)	(470,566)
Issuances of new loans	198,708	461,580
Ending balance	$519,924	$664,938

The fair value of the guaranteed interest account was determined based on the liquidation value calculated using an actuarial formula as defined under the terms of the contracts. The aforementioned actuarial formula takes into consideration the following factors: (i) the interest rate being earned by investments underlying the guaranteed interest account determined without regard to capital gains and losses, (ii) the assumed interest rate obtainable by MassMutual on new investments, and (iii) the asset flows of an investment with coupons and maturity characteristics based upon the rates defined under the terms of the contracts.  A reconciliation of the guaranteed interest account for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008

Beginning balance	$3,218,267	$2,184,393
Settlements (purchases),
net	(761,087)	59,020
Transfers (out) in, net	(102,917)	881,030
Interest earned	89,095	93,824
Ending balance	$2,443,358	$3,218,267

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Noted to Financial Statements (continued)
December 31, 2009 and 2008

(3)	Investments (continued)

Management may also be required, from time to time, to measure certain other financial assets at fair value on a non-recurring basis in accordance with GAAP. During the years ended December 31, 2009 and 2008, no other financial assets were measured at fair value on a nonrecurring basis.

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets available for plan benefits:

	As of December 31,
	2009	2008
Investment:
Guaranteed Interest Account	$2,443,358	$3,218,267
Select Indexed Equity (Northern Trust)	1,084,894	829,327
Select Aggressive Growth (Sands Cap/Delaware)	875,658	*
Moderate Journey	789,374	*
Premier Main Street (OFI Inst)	736,640	*
CPS, Inc. Common Stock	735,108	*
Premier Cap Appreciation (OFI)	656,271	*
International New Discovery (MFS)	624,897	*
Aggressive Journey	544,813	*
Select Fundamental Value (Wellington)	526,383	*
Total Return (PIMCO)	485,844	*
Other investments individually less than 5%	2,624,334	6,329,184

	$12,127,574	$10,376,778

* Investment did not constitute five percent or more for the applicable year.

The average yield for the guaranteed interest account was 3.15% and 3.47% for the years ended December 31, 2009 and 2008, respectively.

(4)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, pooled separate accounts, guaranteed interest accounts and the common stock of Consumer Portfolio Services, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants’ account balances and the amounts reported in the financial statements.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2009 and 2008

(5)	Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 23, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Accordingly, no provision for income taxes is included in the accompanying financial statements.

(6)	Party-in-Interest

Certain Plan investments are managed by MassMutual.  MassMutual is the custodian of these assets and provides record keeping services to the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions.  The Plan sponsor offers its common stock as an investment option and performs administrative functions at no cost.  These are also considered permitted party-in-interest transactions.

(7)	Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of the Plan’s investment in guaranteed interest account per the fair value reporting in financial statements and the contract value reporting in Form 5500:

	As of December 31,
	2009	2008
Investment in guaranteed interest account
per the financial statements	$2,443,358	$3,218,267

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(90,990)	167,992

Investment in guaranteed interest account per the
Form 5500	$2,352,368	$3,386,259

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2009
Plan # 001 – EIN # 32-0021607

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	MassMutual	Guaranteed Interest Account 3%-3.5%	$2,352,368	$2,352,368
*	MassMutual	SIA-AX	961,822	1,084,894
*	MassMutual	SIA-AD	785,653	875,658
*	MassMutual	SIA-DM	707,548	789,374
*	MassMutual	SIA-O5	683,379	736,640
*	MassMutual	SIA-OC	732,496	656,271
*	MassMutual	SIA-WR	556,534	624,897
*	MassMutual	SIA-DA	523,311	544,813
*	MassMutual	SIA-AK	476,084	526,383
*	MassMutual	SIA-WZ	412,641	485,844
*	MassMutual	SIA-LB	361,864	423,124
*	MassMutual	SIA-OD	253,311	288,455
*	MassMutual	SIA-DE	278,782	283,627
*	MassMutual	SIA-Y	257,222	280,306
*	MassMutual	SIA-WT	184,984	214,297
*	MassMutual	SIA-DC	177,248	200,631
*	MassMutual	SIA-VB	93,638	98,944
*	MassMutual	SIA-WY	92,082	95,615
*	MassMutual	SIA-NM	84,000	85,936
*	MassMutual	SIA-O9	128,778	70,420
*	MassMutual	SIA-AY	32,032	32,618
*	MassMutual	Interest bearing cash	30,437	30,437
*	Consumer Portfolio Services	CPS, Inc. common stock	1,452,584	735,108
			11,618,798	11,516,660
*	Participant Loans	4.25-9.25%	-	519,924
			$11,618,798	$12,036,584

*	Denotes investment with party-in-interest.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee
Consumer Portfolio Services, Inc. 401(k) Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (no. 333-58199) of Consumer Portfolio Services, Inc. of our report dated June 24, 2010, with respect to the statements of net assets available for benefits of Consumer Portfolio Services, Inc. 401(k) Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Consumer Portfolio Services, Inc. 401(k) Plan.

                            /s/ HASKELL & WHITE LLP
Irvine, CA
June 24, 2010